CONCORDIA INTERNATIONAL CORP

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARCH 15, 2017

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia International Corp.’s (formerly known as Concordia Healthcare Corp.) (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the years ended December 31, 2016 and 2015 and the Company’s balance sheets as at December 31, 2016 and 2015. The MD&A was prepared as of March 15, 2017 and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2016 and 2015. Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per Great British pound (£)
As at, and for the periods ended	Spot	Average
October 21 to December 31, 2015	1.4745	1.5042
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 15, 2017 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Results of Operations”, "Selected Annual Financial Information", “Selected Quarterly Financial Information”, and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management (“Management”). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

Concordia Management's Discussion and Analysis	Page 2

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company's ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	changes in regulatory rules or practices in the U.S., United Kingdom or in other jurisdictions in which the Company sells products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary status, as well as the impact on the price of the Company’s products in connection therewith; and

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other factors:

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration (“FDA”), the U.K. Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

Concordia Management's Discussion and Analysis	Page 3

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

•
the impact of the United Kingdom's referendum through which voters supported a proposal to withdraw from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading “Risk Factors” in the Annual Information Form dated March 15, 2017).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading “Risk Factors” in the Annual Information Form dated March 15, 2017, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s common shares to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 15, 2017, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position, liquidity and future outlook.

Concordia Management's Discussion and Analysis	Page 4

Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

Concordia Management's Discussion and Analysis	Page 5

Business Overview and Segments
Concordia is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, in addition to its Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CXR” and on the NASDAQ Global Select Market® under the symbol “CXRX”.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the Concordia International (Jersey) Limited (formerly known as Amdipharm Mercury Limited) group of companies ("Concordia International") acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Orphan Drugs segment's primary focus is its sole product Photofrin®, that has FDA approval and orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Concordia's Orphan Drug segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution in the U.S. territory, which distribution is completed by an affiliate of the Company. The Company is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indication.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

Concordia Management's Discussion and Analysis	Page 6

Recent Events
Senior Secured Notes Offering
On October 13, 2016, the Company issued $350 million of Senior Secured First Lien Notes at par (the “Secured Notes”). The Secured Notes have a term of five and a half years maturing on April 1, 2022. The Secured Notes bear an interest rate of 9% per annum paid semi-annually. Refer to the "Lending Arrangements and Debt" section of this MD&A for further detail on the Secured Notes.
Cross Currency Swaps
On August 17, 2016, the Company entered into a cross currency swap agreement (the "August Swap Agreement") in order to reduce the Company’s exposure to exchange rate fluctuations between the Great British pound (“GBP” or “£”) and the US dollar (“USD”). The pay fixed GBP / receive fixed USD cross currency swap has a principal amount of USD$382 million and effectively converts this amount of Concordia’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million. The maturity date of the August Swap Agreement is April 15, 2023.
On November 3, 2016, the Company entered into a second cross currency swap agreement (the "November Swap Agreement") in order to reduce the Company’s exposure to exchange rate fluctuations between GBP and the USD. The pay fixed GBP / receive fixed USD cross currency swap has a principal amount of USD$350 million and was entered into to effectively convert Concordia’s USD debt obligation associated with the Secured Notes into a GBP obligation in the amount of approximately GBP 287 million. The maturity date of the November Swap Agreement is April 1, 2022.
Asset Impairments
During the fourth quarter of 2016, the Company recorded total impairments of $562,105, of which $306,938 related to its North America segment product portfolio and $255,167 related to its International segment product portfolio. The International segment impairment included $196,697 related to its acquired product rights and manufacturing processes and $58,470 related to acquired in-process research and development ("IPR&D") from a business combination where certain projects have either been abandoned or there are updated forecasts reflecting changes in the competitive environment.
During the second quarter of 2016, the Company recorded impairments of $567,076 related to certain intangible asset product rights associated with its North America segment.
Refer to the "Corporate and Other Costs" section of this MD&A for further details of the impairments.
Management and Board of Director Change
On November 2, 2016, the Company announced that its board of directors (the "Board") appointed Allan Oberman as the Chief Executive Officer of the Company and appointed Jordan Kupinsky as the non-executive Chairman of the Board. The new appointments were effective November 8, 2016.

On December 28, 2016, the Company announced that the President of the Concordia International segment, John Beighton, would retire from his management position, but would continue to act as a member of the board of directors of a significant subsidiary within the Concordia International segment, where he would continue to be available to provide strategic advice to the Company's international business. The Managing Director for the Concordia International segment, Graeme Duncan, replaced Mr. Beighton becoming President of the Concordia International segment effective January 1, 2017.
UK's Health Service Medical Supplies (Costs) Bill
On September 16, 2016, Concordia announced the introduction of the Health Service Medical Supplies (Costs) Bill (the "Bill") into the U.K. House of Commons. The Bill would amend and extend existing provisions of the National Health Service Act 2006 to help manage the cost of health service medicines. The Company continues to monitor the Bill and evaluate its timing and impact on its business.
Dividend Suspension
On August 11, 2016, the Board unanimously agreed to suspend the $0.075 dividend per common share, payable quarterly. The Company believes that the capital used to make such dividend payments can be better allocated towards long-term value-creating initiatives or debt repayment.
Business Impact in Relation to Brexit

Concordia Management's Discussion and Analysis	Page 7

On June 23, 2016, the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). The Company's Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to the outcome of Brexit, including the impact resulting from currency market movements. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for further details on the Company's current assessment of the foreign currency impact to the Company's financial operations as a result of the Brexit vote. In addition, please refer to the "Risk Factors" section of the Company's Annual Information Form dated March 15, 2017.
Product Acquisitions
On May 12, 2016, Concordia International, through certain of its subsidiaries, entered into an agreement to acquire four products and the associated global product rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were accrued at December 31, 2016 and subsequently were paid on February 6, 2017. The transaction closed on June 1, 2016.
Corporate Name Change
At the annual general and special meeting of shareholders of the Company held on April 29, 2016, shareholders of the Company approved the name change of the Company from "Concordia Healthcare Corp." to "Concordia International Corp.", which name change was effected by the Company on June 27, 2016. The name change is a part of the rebranding of the Company, given the growth and portfolio diversification of Concordia which operates internationally in over 90 countries.
The Amdipharm Mercury Limited Acquisition
On October 21, 2015 (the “Closing Date”) the Company, through a wholly-owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the “Concordia International Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”). For a description of Concordia International, please see “Business Overview and Segments – Concordia International” section of this MD&A.
The Concordia International Acquisition provided Concordia with a diversified portfolio of more than 190 off-patent products, entry into new therapeutic areas such as endocrinology, ophthalmology and urology, and an international platform with access to over 90 countries.
Concordia, through its wholly-owned subsidiary, acquired Concordia International for total consideration of $3.12 billion including cash consideration of approximately £800 million (with a value on the closing date of $1.24 billion), 8.49 million common shares of the Company (with a value on the closing date of $230.8 million) and daily interest of £272,801 (with a value on the closing date of $47.7 million) that accrued from June 30, 2015 to October 21, 2015. In addition, the Company agreed to pay to the Vendors a maximum cash earn-out of £144 million (with a fair value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount accrued interest from the date of deferral on a daily basis at a rate of 8% per annum. On December 19, 2016 and February 1, 2017, the Company paid £72 million and approximately £73.5 million, respectively, to the Vendors to satisfy the Company's obligation to make the earn-out payments. For further information regarding the Concordia International Acquisition, refer to Note 5 of the consolidated financial statements for the year ended December 31, 2016.
The Covis Acquisition
On April 21, 2015, the Company, through one of its wholly-owned subsidiaries, completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”).  The drug portfolio acquired from Covis (the “Covis Portfolio”) included products that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, three of the injectable products acquired from Covis, Fortaz®, Zantac® and Zinacef®, were sold for $10 million and $1 million for purchased inventory.
The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Covis Portfolio. The acquisition was financed through a mix of term loans, bonds and equity issuances.

Concordia Management's Discussion and Analysis	Page 8

Results of Operations

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Revenue	816,159	394,224
Gross profit	594,957	299,930
Gross profit %	73%	76%
Adjusted gross profit (1)	616,369	333,862
Adjusted gross profit % (1)	76%	85%
Total operating expenses	1,537,264	219,479
Operating (loss) income from continuing operations	(942,307)	80,451

Income tax recovery	(33,852)	(22,011)
Net loss from continuing operations	(1,314,093)	(29,425)

Loss per share, from continuing operations
Basic	(25.76)	(0.81)
Diluted	(25.76)	(0.81)

Loss per share, including discontinuing operations
Basic	(25.79)	(0.87)
Diluted	(25.79)	(0.87)

EBITDA (1)	(885,117)	152,682
Adjusted EBITDA (1)	468,144	265,687
Adjusted EPS (1)	3.56	4.38
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

Revenue for the year ended December 31, 2016 increased by $421,935, or 107%, compared to the corresponding period in 2015. This increase was primarily due to a $441,793 increase in revenue for the year from the Concordia International segment acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter. The increase was mainly offset by a $20,064 decrease in revenue from the Concordia North America segment as a result of generic product launches and other competitive marketplace pressures associated with the Concordia North America product portfolio. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the year ended December 31, 2016 increased by $295,027, or 98%, compared to the corresponding period in 2015. This increase was primarily due to a $318,503 increase in gross profit for the year from the Concordia International segment acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter. The increase was partially offset by a $21,933 decrease in gross profit from the Concordia North America segment. The gross profit decrease within the Concordia North America segment was larger than the revenue decrease primarily due to a higher proportion of full year revenue being earned from lower margin authorized generic sales. Gross profit in both 2016 and 2015 was negatively impacted by non-cash inventory fair value adjustments in the amount of $21,412 and $33,932, respectively, arising as a result of acquired inventory from business acquisitions. Adjusted gross profit for the year ended December 31, 2016, removing the impact of the non-cash fair value adjustments as described above, increased by $282,507, or 85%, compared to 2015, which is lower than the gross profit increase due to the higher non-cash inventory fair value adjustment in 2015.

Concordia Management's Discussion and Analysis	Page 9

The change in gross profit and adjusted gross profit as a percentage of revenue in the year ended December 31, 2016 compared to 2015 reflects the impact of lower margins within the Concordia International segment and a change in product sales to lower margin authorized generic products lowering gross profit margins from the Concordia North America segment.
Operating expenses for the year ended December 31, 2016 increased by $1,317,785, compared to 2015. Operating expenses were higher primarily due to impairment charges of $1,132,243 recorded during 2016 (refer to the "Asset Impairments" section on page 14 of this MD&A) , as well as the increased size of the Company's business after the completion of the Covis Acquisition and the Concordia International Acquisition. For a detailed description of operating expenses, refer to the "Corporate and Other Costs" section of this MD&A.
Operating (loss) income from continuing operations for the year ended December 31, 2016 reflects the increased operating expenses compared to 2015, primarily due to impairment charges recorded during 2016, partially offset by the increased gross profit from the Concordia International segment.
The current income tax expense recorded for the year ended December 31, 2016 increased by $27,884, compared to 2015. Income taxes were higher primarily due to the increased taxable income from the Concordia International segment. The deferred income tax net recoveries recorded for the year ended December 31, 2016 increased by $39,725, and are mainly the result of the reversal of certain deferred tax liabilities recorded at the prior period end.  The reversals were primarily due to the reduction of taxable temporary differences in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain items due to the impairment of assets and/or changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse.

The net loss from continuing operations for the year ended December 31, 2016 was $1,314,093, and EPS loss was $25.76 per share. Significant components comprising the net loss in 2016 are impairment charges of $1,132,243, net foreign exchange losses of $124,948, and the deduction of other significant cash and non-cash expenses which include, but are not limited to, amortization expense and interest and accretion expenses. Refer to the "Corporate and Other Costs" section of this MD&A for further information related to expenses impacting net loss.
EBITDA is higher than the net loss from continuing operations as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation). EBITDA for the year ended December 31, 2016 decreased by $1,037,799, compared to 2015. The decrease in EBITDA was primarily due to impairment charges of $1,132,243 recorded during 2016, offset by the timing of the Concordia International Acquisition during the fourth quarter of 2015.
Adjusted EBITDA is higher than EBITDA, as it excludes: impairments; fair value adjustments to acquired inventory; acquisition related, restructuring and other costs (which includes onerous contract costs and direct costs associated with contract terminations); share-based compensation; initial exchange listing expenses; change in fair value of purchase consideration; foreign exchange loss (gain); unrealized foreign exchange loss (gain); unrealized loss on derivative contract liabilities; and legal settlements and related legal costs (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation and description of these expenses). Adjusted EBITDA for the year ended December 31, 2016 increased by $202,457, or 76%, compared to 2015 primarily due to a full year of operating results from the Concordia International segment. Adjusted EBITDA in 2016 of $468,144, by segment, was $177,381 from Concordia North America, $319,603 from Concordia International, offset by a loss of $9,020 from Orphan Drugs. In addition the Company incurred $19,820 of Corporate costs related to the Corporate Head Office.

Concordia Management's Discussion and Analysis	Page 10

Segment Revenue and Gross Profit
Concordia North America

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Revenue	248,235	268,299
Cost of sales	36,294	34,425
Gross profit	211,941	233,874
Gross profit %	85%	87%
Adjusted Gross Profit (1)	211,941	244,573
Adjusted Gross Profit %(1)	85%	91%
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A.
Revenue for the year ended December 31, 2016 decreased by $20,064, or 7%, compared to 2015. This was primarily due to a $26,884 decrease in revenue from Donnatal®, resulting from a loss of market share and competitive pressures, as well as a $17,563 decrease in revenue from Dibenzyline® due to the full year impact of a generic product entering the market and other competitive pressures experienced with respect to the product. These decreases were partially offset by a $17,354 increase in revenue from Plaquenil® AG and a $8,881 increase in revenue from Lanoxin®. Plaquenil® AG revenue had a positive impact in the first half of 2016, however increased competition and pricing pressures emerged in the second half of 2016, resulting in a year over year declining revenue trend by the end of the year. These market factors in the second half of 2016 impacting Plaquenil® AG, Nilandron® and certain other branded products led to impairments recorded as further described in the "Corporate and Other Costs" section of this MD&A.
Cost of sales for the year ended December 31, 2016 increased by $1,869, or 5%, compared to 2015. The increase in cost of sales, when compared with the decrease in revenue, is primarily due to a higher proportion of 2016 revenue from authorized generic sales, which earn a lower gross margin. In 2016 the proportion of revenue from authorized generic sales was 26% of revenue from the Concordia North America segment compared with 14% in 2015.
Gross profit for the year ended December 31, 2016 decreased by $21,933, primarily due to lower revenue as described above, as well as an increase in cost of sales as described above.
Gross profit as a percentage of revenue decreased by 200 bps for the year. The decrease was due to a product mix impact attributed to stronger performance in lower profit margin authorized generics and branded sales to certain customers eligible for higher rebates and therefore lower margins in 2016 compared with 2015.

Concordia Management's Discussion and Analysis	Page 11

Concordia International

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Revenue	557,514	115,721
Cost of sales	181,239	57,949
Gross profit	376,275	57,772
Gross profit %	67%	50%
Adjusted Gross Profit (1)	397,687	81,006
Adjusted Gross Profit %(1)	71%	70%
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A.
The Concordia International segment represents the results of Concordia International. Concordia International was acquired on October 21, 2015 and therefore only a partial period of operating results were recorded in the 2015 fourth quarter for the Concordia International segment.
A further description and details of the business segment is included in the "Selected Quarterly Financial Information" section of this MD&A.
Orphan Drugs

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Revenue	10,410	10,204
Cost of sales	3,669	1,920
Gross profit	6,741	8,284
Gross profit %	65%	81%
Revenue for the year ended December 31, 2016 was $206, or 2% higher compared to 2015 as a result of higher Photofrin® sales volumes.
Cost of sales for the year ended December 31, 2016 were $1,749, or 91% higher compared to 2015. This is primarily due to increased quality assurance stability and validation testing costs, as well as increased product and laser testing and recalibration costs associated with the addition of new customer accounts during 2016.
Gross profit for the year ended December 31, 2016 was $1,543, or 19% lower in 2016, reflecting the net impact of the revenue and cost of sales factors described above.

Concordia Management's Discussion and Analysis	Page 12

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

	For the year ended
	Dec 31, 2016	Dec 31, 2015
General and administrative	56,455	29,697
Selling and marketing	51,133	23,486
Research and development	40,637	14,992
Acquisition related, restructuring and other	35,968	57,207
Share-based compensation	30,753	16,198
Exchange listing expenses	—	1,051
Amortization of intangible assets	182,819	75,810
Impairments	1,132,243	—
Depreciation expense	1,939	477
Change in fair value of purchase consideration	(8,929)	561
Interest and accretion expense	299,741	128,142
Interest income on derivative financial instrument	(21,671)	(311)
Fair value loss on derivative contracts	2,620	—
Foreign exchange (gain) loss	(3,626)	4,056
Unrealized foreign exchange loss	128,574	—
Litigation settlements	14,246	—
Total	1,942,902	351,366
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the year ended December 31, 2016 increased by $26,758, or 90%, compared to 2015 due to the increased size of the Company. General and administrative expenses for the year as a percentage of revenue were 7%, compared with 8% in 2015.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the year ended December 31, 2016 increased by $27,647, or 118%, compared to 2015. These costs have increased due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to currently over 200 products.
The Concordia International segment's selling and marketing expenses were $27,126 in 2016 compared with $6,700 in 2015, resulting in a $20,426 increase. This increase is due to only a portion of the segment's selling costs from October 21, 2015 being included in the prior year whereas 2016 represents a full year of the segment's costs.
Concordia North America segment's selling and marketing expenses were $20,618 in 2016 compared with $14,220 in 2015, resulting in a $6,398 increase, mainly due to increased costs in 2016 associated with the Donnatal® contract sales force.

Concordia Management's Discussion and Analysis	Page 13

Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the year ended December 31, 2016 increased by $25,645, or 171%, compared to 2015. This is due to costs incurred at the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment. In December 2016, the Company terminated a phase 3 trial for Photodynamic Therapy with Photofrin® which resulted in $4,490 of previously capitalized costs being recorded as research and development expenses. The Photodynamic Therapy trial was cancelled for a number of reasons but primarily due to challenges enrolling patients in line with the requirements of the clinical trial.
Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the year ended December 31, 2016 were $35,968, representing a decrease of 37% compared to 2015. The decrease from 2015 was primarily due to 2015 including specific acquisition related costs associated with the Concordia International Acquisition and the Covis Acquisition.
Significant costs incurred during 2016 include $13,608 within the Concordia International segment primarily due to costs associated with the Products Acquisition and other integration costs related to alignment of contract manufacturing and distribution arrangements. The Concordia North America segment incurred costs of $2,900 during 2016 of which $1,625 is primarily due to the termination of its contract sales force. The Orphan Drugs segment incurred costs of $2,937 primarily due to $2,756 related to the termination of its clinical trial contract, including the wind-up of sites and the termination of its contract research organization. The corporate cost center incurred costs of $16,523 during 2016 primarily comprised of: $2,840 related primarily to legal and advisory costs associated with the special committee formed to assess strategic alternatives for the Company, originally announced on April 21, 2016 and subsequently concluded on October 13, 2016 with the closing of the Secured Notes offering; $4,123 related to separation payments to former executives and other employees of the Company; $5,488 related to an onerous lease contract with respect to the corporate jet no longer being used by employees of the Company; and with the remaining related to other restructuring initiatives.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option and restricted share unit (“RSU”) awards to employees, management and directors of the Company. Share based compensation during the year ended December 31, 2016 was $30,753. The increase in the expense of $14,555 for the year is primarily due to the impact of a grant of 1,009,000 stock options to Concordia International senior management on December 11, 2015 as part of a long term compensation and retention program and other RSUs issued in the first quarter of 2016. Also impacting the higher expense is accelerated vesting of RSUs and certain stock options in connection with the departure of a former executive of the Company. The accounting treatment requires an expense be recognized in the current period based on terms of the original grant value. This increased expense is offset by the reversal of expenses related to RSUs and stock options forfeited by certain employees of the Company, including a former executive of the Company. There was no cash compensation paid to executives related to the unvested stock options.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and February 3, 2016 with market prices on the date of grant of $37.17 and $26.37, respectively. On August 8, 2016 the Board resolved to cancel 828,430 of these performance based RSUs (and a corresponding 6,584 RSUs paid as dividend equivalent amounts). Subsequently, the Board resolved to convert 116,893 of these remaining performance based RSUs to RSUs with no performance conditions with vesting terms over 3 years. In addition, 23,891 of these performance based RSUs vested in connection with the departure of the Company's former CFO and 58,589 have been canceled in connection with the departure of other employees of the Company.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
Amortization of intangible assets was $107,009 higher for the year ended December 31, 2016 compared to 2015 due to the additional amortization of intangible assets acquired as part of the Covis Acquisition, the Concordia International Acquisition and the Products Acquisition. The expense for the year ended December 31, 2016 of $182,819 is comprised of the following amounts:

•
Amortization related to acquired product rights and manufacturing processes for the year ended December 31, 2016 was $149,827. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives, which range from seven to thirty-five years;

Concordia Management's Discussion and Analysis	Page 14

•	Amortization related to intellectual property for the year ended December 31, 2016 was $1,640. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the year ended December 31, 2016 was $30,934. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the year ended December 31, 2016 was $418.
Asset Impairments
In-process research and development ("IPR&D") - Concordia International segment
As part of the Company's annual impairment test on IPR&D it was determined that an impairment charge on these assets was required in the amount of $58,470 related to specific projects. This impairment relates to projects that were abandoned largely due to a decision not to pursue further development, or certain IPR&D projects with lower future forecasts compared with those at the time of the Concordia International Acquisition.
Intangible assets - Concordia North America segment
During the second quarter of 2016, Management concluded that certain triggering events had occurred with respect to two Concordia North America segment products, Nilandron® and Plaquenil®. The triggering events included pricing pressure, increased competition, the July 2016 launch of a generic competitive product for Nilandron® and notification during the second quarter of 2016 from the Company's authorized generic partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG.
During the fourth quarter of 2016, Management concluded that certain triggering events had occurred with respect to seven North America segment products, Donnatal®, Plaquenil®, Uroxatral®, Dyrenium®, Dibenzyline®, Ulesifa® and Parnate®. These triggering events require Management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets as well as notification from the Company's authorized generic partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG. An impairment charge was recorded on all products identified except for Donnatal® as its recoverable amount was in excess of its carrying value.
In accordance with IAS 36 - Impairments, Management performed an impairment test whereby the recoverable amount was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carry value of the intangible asset to determine the extent of the impairment to record in the period.
During the second quarter of 2016, the Company recorded an impairment charge of $306,189 with respect to Nilandron® and $260,887 with respect to Plaquenil® which have been recorded in the statement of loss for the year ended December 31, 2016.
During the fourth quarter of 2016, the Company recorded impairment charges of: $219,354 with respect to Plaquenil®; $38,544 with respect to Uroxatral®; $23,056 with respect to Dyrenium®; $7,457 with respect to Ulesfia®; $10,518 with respect to Dibenzyline®; and $8,009 with respect to Parnate®.
Goodwill - Concordia North America segment
During the third quarter of 2016, the Company recorded an impairment of $3,062 primarily related to goodwill arising on the acquisition of the Covis Portfolio.
Intangible assets - Concordia International segment
During the fourth quarter of 2016, the Company recorded a total impairment charge of $188,028, where Management concluded that triggering events had occurred with respect to certain products. The main products included Levothyroxine Sodium, Prednisolone, Hydrocortisone, Carbimazole, Nefopam, Dicycloverine, Tranylcypromine Sulphate, Dipipanone Cyclizine and other minor products. The triggering events required Management to perform a test for impairment. The triggering events included market based competitive pressures which resulted in lower forecasts of future expected cash flows from the products. Additionally, Management recorded an impairment of $8,669 related to intangible assets associated with the manufacturing of these products.
Changes in Fair Value Adjustments
The change in the fair value of purchase consideration recorded during the year ended December 31, 2016 was a gain of $8,929. This gain was primarily due to a reduction in the contingent purchase consideration payable to the former owners of Pinnacle Biologics Inc. as a result of canceling certain clinical trials during the fourth quarter of 2016 as well as revised sales forecasts for Photofrin®. This gain was offset by the impact of discounting and certain other changes in estimates and expected payouts.
Interest and Accretion
Interest and accretion expenses for the year ended December 31, 2016 were $299,741, representing an increase of $171,599 compared to 2015. The interest and accretion expenses for the year were comprised primarily of the following amounts:

Concordia Management's Discussion and Analysis	Page 15

•
Interest expenses payable in cash for the year ended December 31, 2016 were $246,204, which was higher than 2015 due to the increases in long term debt obligations arising from the Covis Acquisition, the Concordia International Acquisition and the Secured Notes offering;

•
Total non-cash accretion and amortization of deferred financing costs of $30,064. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•
Interest expense related to the cross currency swaps of $20,337, that were entered into during the third and fourth quarters of 2016 (refer to the "Interest Income on Derivative Financial Instrument" section of this MD&A for offsetting interest income).

Interest Income on Derivative Financial Instrument
Interest income for the year ended December 31, 2016 was $21,671. The interest income is a result of the August Swap Agreement and November Swap Agreement that were entered into during the third and fourth quarters of 2016, respectively. The interest income on the cross currency swaps is related to the interest expense described above of $20,337 on the cross currency swaps, resulting in a net $1,334 of interest income from these contracts.
Fair value loss on Derivative Contracts
The fair value loss on derivative contracts for the year ended December 31, 2016 was $2,620. The fair value loss is a result of the August Swap Agreement and November Swap Agreement that were entered into during the third and fourth quarters of 2016, respectively. The net fair value loss is a net result from a gain on the August Swap Agreement offset by a loss on the November Swap Agreement primarily due to USD forward rates relative to GBP.
Foreign Exchange Gain and Unrealized Foreign Exchange Loss
Foreign exchange gain for the year ended December 31, 2016 was $3,626.
Unrealized foreign exchange loss for the year ended December 31, 2016 was $128,574.  The primary component of the unrealized foreign exchange loss is the recognition of accumulated unrealized foreign exchange losses on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to the entering into the cross currency swaps contracts, which are discussed further under Liquidity and Capital Resources, foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans were considered to form part of the permanent investment in those subsidiaries, all such loans are eliminated on consolidation. In entering into the cross currency swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries. The unrealized foreign exchange losses represent the total loss on translation of these loans from the date of the International segment acquisition.
The foreign exchange translation impact of Concordia International is recorded within other comprehensive loss. During the year ended December 31, 2016, there was a total of $343,529 foreign exchange losses, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $105,559 of foreign exchange gains associated with the translation of the GBP denominated loan. This off-set demonstrates that a portion of the Company's foreign currency translation is naturally hedged through the relationship described above.
Litigation settlement and associated legal costs
Litigation settlement and associated legal costs during the year to date relate to the settlement amounts of $13.2 million plus legal costs of $1.0 million. Refer to the "Litigation and Arbitration" section of this MD&A for further details.

Concordia Management's Discussion and Analysis	Page 16

Selected Annual Financial Information

For the year ended (in $000’s, except per share amounts)	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Revenue	816,159	394,224	104,941
Net income (loss), continuing operations	(1,314,093)	(29,425)	8,895
Net income (loss), including discontinued operations	(1,315,694)	(31,568)	11,590

Total assets	3,731,574	5,282,259	592,700
Total long-term liabilities	3,686,088	3,616,679	253,341

Earnings (Loss) per share, continuing operations
Basic	(25.76)	(0.81)	0.34
Diluted	(25.76)	(0.81)	0.33
Adjusted (1)	3.56	4.38	1.75

Earnings (Loss) per share, including discontinued operations
Basic	(25.79)	(0.87)	0.45
Diluted	(25.79)	(0.87)	0.43

Dividends per share (2)	0.15	0.30	0.30
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets, long-term liabilities and total liabilities amounts, unless otherwise noted.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
(2) The Company made dividend payments on a quarterly basis representing a $0.075 per common share distribution each quarter. Dividends per share for the year ended December 31, 2016 reflect dividends distributed for the first quarter and second quarter of 2016, prior to the Board's decision to suspend dividend payments on August 11, 2016.

Concordia Management's Discussion and Analysis	Page 17

Selected Quarterly Financial Information

For the three months ended (in $000’s, except per share amounts)	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015
Revenue	170,408	185,504	231,712	228,535	191,908	93,005	75,198	34,113
Gross profit	120,464	137,034	177,607	159,852	115,727	84,953	68,966	30,284
Adjusted Gross profit (1)	120,858	138,540	178,476	178,495	149,659	84,953	68,966	30,284
Operating income	(538,425)	42,636	(501,468)	54,950	1,852	44,520	24,274	9,805
Net income (loss), continuing operations	(663,761)	(75,147)	(570,384)	(4,801)	(31,455)	1,496	(3,252)	3,786

Cash	397,917	162,616	145,341	178,516	155,448	670,548	137,250	32,639
Total assets	3,731,574	4,229,695	4,349,554	5,197,586	5,282,259	2,460,116	1,938,452	582,927
Total liabilities	4,109,147	3,928,646	3,982,125	4,111,596	4,126,051	1,430,919	1,378,661	321,232

EBITDA (1)	(569,997)	30,213	(454,285)	108,952	50,087	53,368	31,387	17,840
Adjusted EBITDA (1)	80,508	104,444	142,344	140,848	120,121	71,376	54,924	19,266

Earnings (Loss) per share
Basic	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.13
Diluted	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.12
Adjusted (1)	0.13	0.69	1.38	1.35	1.24	1.37	1.11	0.54
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
During the periods, from the first quarter of 2015 to the first quarter of 2016, presented within the table above, the business has undergone significant growth due to the business acquisitions as described within the "Recent Events" section of this MD&A. This has resulted in significant growth trends in the quarters presented above. In the following paragraphs below, Management has focused their analysis on comparing to the most recent quarters presented above in order to describe current trends that have occurred within the business.
Revenues in the fourth quarter of 2016 were $170,408 which consisted of $39,322 from the Concordia North America segment, $128,686 from the Concordia International segment and $2,400 from the Orphan Drugs segment. The decrease in revenue when compared to the third quarter of 2016 was driven by a $6,152, or 14%, decrease in revenue from the Concordia North America segment, an $8,752, or 6%, decrease in revenue from the Concordia International segment and a $192 or 7%, decrease in revenue from the Orphan Drugs segment. The Concordia North America segment continues to experience competitive pressures on its key products including Donnatal®, Nilandron®, Plaquenil® and Lanoxin®. Donnatal® experienced continued pressure from a non-FDA approved product being distributed by a third party. As previously communicated in the second and third quarters of 2016, Nilandron® was impacted in the second half of the year by a generic market entrant in July 2016. In addition, during the fourth quarter of 2016, our Plaquenil® and Lanoxin® authorized generics experienced further pricing erosion resulting in shelf-stock adjustments which were offset by higher authorized generic revenue adjustments received from the Company's authorized generic partner. Revenue from the Concordia International segment decreased primarily due to foreign currency translation from GBP relative to USD from an average rate of 1.3136 during the third quarter of 2016 to 1.2438 during the fourth quarter of 2016. In local currency Concordia International revenue was £106,023 in the fourth quarter of 2016 compared with £104,623 during the third quarter of 2016. However, the Concordia International segment also experienced competitive pressure on a number of products. This competitive pressure was primarily experienced on Levothyroxine®, the segment's treatment for hypothyroidism, which had a competitor enter the market during the fourth quarter of 2016. This competitive pressure resulted in downward pressure on product performance toward the end of the year for the Concordia International segment.
Gross profit and adjusted gross profit in the fourth quarter of 2016 decreased by $16,570 and $17,682, respectively, compared to the third quarter of 2016. The adjusted gross profit decrease is lower than the gross profit decrease as the fourth quarter of 2016 includes $394 of inventory fair value adjustments related to the Products Acquisition, compared with $1,506 recorded during the third quarter of 2016. Gross profit as a percentage of revenue in the fourth quarter of 2016 of 71% compared with the third quarter of 2016 of 74% was primarily due to

Concordia Management's Discussion and Analysis	Page 18

additional price competition resulting in higher returns and the change in product mix within the Concordia North America segment and the inventory fair value adjustment described above. Adjusted gross profit percentage was 71% in the fourth quarter of 2016 compared to 75% in the third quarter of 2016 with the decline due to volume and product mix changes described in the revenue paragraph above.
Net loss from continuing operations for the fourth quarter of 2016 compared to the third quarter of 2016, increased by $588,614. The increase in net loss is due to higher operating expenses of $551,028 primarily due to impairment charges of $562,105 recorded during the fourth quarter of 2016. Refer to the "Corporate and Other Costs" section of this MD&A for further details with respect to these impairments.
Net loss from continuing operations in the fourth quarter of 2016 was $663,761 compared to Adjusted EBITDA of $80,508. Significant components comprising the difference between these two amounts is a result of $562,105 of impairment charges, $90,793 of interest and accretion expense, $41,148 amortization of intangible assets, $3,438 of share based compensation expense, $20,309 of acquisition related, restructuring and other costs, and $82,672 of unrealized foreign exchange loss (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the fourth quarter of 2016 of $80,508 consisted of $23,712 related to Concordia North America, $68,490 related to Concordia International, $(7,232) related to Orphan Drugs and $(4,462) related to Corporate expenses. The decrease of $23,936 compared to the third quarter of 2016 is primarily due to lower Concordia North America segment gross profit as described above and the lower Concordia International segment revenue and gross profit due to the decline in foreign exchange rates described above. The decrease is offset by $755 lower Corporate expenses incurred in the fourth quarter of 2016 compared to the third quarter of 2016.

Concordia Management's Discussion and Analysis	Page 19

Balance Sheet Analysis

As at	Dec 31, 2016	Dec 31, 2015	Change
			$	%
Working capital	517,297	290,980	226,317	78%
Long-lived assets	3,017,550	4,800,064	(1,782,514)	(37)%
Other current liabilities	226,332	318,157	(91,825)	-29%
Long-term liabilities	3,686,088	3,616,679	69,409	2%
Shareholder's (deficit) equity	(377,573)	1,156,208	(1,533,781)	-133%
Working capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, and provisions. The $226,317 increase in working capital from December 31, 2015 to December 31, 2016 is primarily due to the following factors:

•
Cash and cash equivalents increased by $242,469 primarily due to cash received on the closing of the Secured Notes offering and operating activities offset by cash outflows used in financing activities, which includes the £72 million partial payment of the £144 million earn-out payable to the Vendors of Concordia International, as further discussed in the "Liquidity and Capital Resources" section of this MD&A;

•
Other current assets increased by $20,444 due to interest receivable on the cross currency swaps entered into during 2016 (which is offset with interest payable of $20,337 on the cross currency swaps); and

•
Provisions decreased by $5,495. The decrease is primarily due to the processing of certain provisions, change in sales mix during the period and lower revenue within the Concordia North America segment.

Offset primarily by:

•
Accounts receivable decreased by $10,702 primarily due to the Concordia North America segment. Concordia North America accounts receivable decreased by $9,475 primarily as a result of lower sales during the fourth quarter of 2016 when compared to the fourth quarter of 2015;

•
Inventory decreased by $7,806. The Concordia International segment inventory decreased by $22,265 primarily due to the previously recorded non-cash fair value adjustment to inventory being recorded in cost of goods in respect of product sold during the first quarter of 2016. This decrease in inventory is offset by Concordia North America’s inventory holdings increasing by $11,723 as a result of receiving certain large deliveries of products, including active pharmaceutical ingredients, during the second and third quarters of 2016, as well as a $2,735 increase in inventory within the Orphan Drugs segment;

•
Prepaid expenses and other current assets decreased by $10,818 primarily due to the receipt of outstanding indirect taxes as well as a reduction of inventory related vendor deposits within the Concordia North America segment; and

•
Accounts payable and accrued liabilities increased by $11,007. The increase in accounts payable and accrued liabilities is primarily due to interest payable of $20,337 on the cross currency swaps entered into during 2016 offset by $11,796 lower accounts payable and accrued liabilities within the Corporate cost center due to lower legal and professional fees incurred in connection with the Concordia International Acquisition in 2016 compared with 2015.

Long-lived assets
Long-lived assets consist of fixed assets, intangible assets, goodwill, derivative financial instruments and deferred income tax assets. During 2016 the Company recorded certain measurement period adjustments primarily as a result of finalizing certain valuation assumptions related to the Concordia International Acquisition. This resulted in a decrease in intangible assets and an increase to deferred income tax liabilities, with a corresponding increase in Goodwill, with no overall net impact to long-lived assets. The $1,782,514 decrease in long-lived assets from December 31, 2015 to December 31, 2016 is primarily due to the following factors:

•	Impairments of $1,132,243 recorded in 2016. Refer to "Corporate and Other Costs" section of this MD&A for further information;

•
A $531,213 decrease due to foreign exchange translation of the Intangible assets and Goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.4745 as at December 31, 2015 to 1.2305 as at December 31, 2016; and

•	Intangible amortization recorded during 2016 of $182,819.

Concordia Management's Discussion and Analysis	Page 20

Offset primarily by:

•	Intangible asset additions during 2016 of $41,633, which primarily relate to the Products Acquisition.
Other current liabilities
Other current liabilities consist of dividends payable, income taxes payable, the current portion of long-term debt and purchase consideration payable. The $91,825 decrease from December 31, 2015 to December 31, 2016 is primarily due to the following factors:

•
The current portion of purchase consideration payable decreased by $149,561 during the year ended December 31, 2016 due to $147,207 of payments made related to the purchase consideration payable in respect of the Concordia International, Focus Pharma Holdings Limited and Primegen Limited acquisitions (refer to Note 21 of the consolidated financial statements for the year ended December 31, 2016), offset by $31,837 of purchase consideration now presented as a current liability as this amount is due within twelve months and $8,691 associated with the Products Acquisition, which was paid on February 6, 2017, and the impact of foreign exchange; and

•	Dividends payable has decreased by $3,825 as a result of the suspension of the Company's dividend announced on August 12, 2016.
Offset primarily by:

•
The current portion of long-term debt increased by $57,747 as the Company's two year equity bridge loan, with an outstanding principal balance of $33,611, is due for repayment during the fourth quarter of 2017 and is therefore presented as a current liability, as well as required principal repayments due on the Company’s term loans increases from 0.25% to 0.625% in the first quarter of 2017; and

•	A $3,814 income taxes payable increase primarily due to the expense of $37,795 incurred for 2016, offset primarily by $20,283 of income taxes paid during 2016 and the impact of foreign exchange.
Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, derivative financial instruments, other liabilities and deferred income tax liabilities. The $69,409 increase in long term liabilities from December 31, 2015 to December 31, 2016 is primarily due to the following factors:

•
The long-term portion of debt increased by $166,704 due to $334,787 of additional long term debt as a result of the Secured Notes offering and the impact of $29,371 accretion of deferred financing costs, offset by approximately $18,193 of principal repayments, an increase of $57,747 to the current portion as a result of increased contractual repayments on the Company’s term loans and principal repayment of the Company's two year equity bridge loan during the fourth quarter of 2017, thereby reducing the long term debt balance, and $121,514 foreign exchange impact on the Company’s GBP term loan; and

•	An increase of $27,854 in the foreign currency forward contract liability as a result of the cross currency swaps entered into during the third and fourth quarters of 2016.

Offset primarily by:

•	A $92,864 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange; and

•	A decrease of $31,837 in purchase consideration payable in 2017 now presented as a current liability, offset by the non-cash amortization of the discount on the long term liability.
Shareholders’ equity
Shareholders’ equity decreased by $1,533,781 from December 31, 2015 to December 31, 2016. The decrease is primarily related to:

•	A $26,393 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related reversal of deferred income tax assets.
Offset primarily by:

•	A net loss for the year ended December 31, 2016 of $1,315,694;

•	A net foreign exchange impact of $239,531 from the translation of the Concordia International segment, the cross currency swaps and the GBP denominated term loan; and

•	Dividends paid during 2016 of $7,652.

Concordia Management's Discussion and Analysis	Page 21

Liquidity and Capital Resources
The Company manages its capital structure to fund its ongoing operations and service our obligations which the Company manages through a process of budgeting and forecasting cash flows. The Company defines capital mainly as shareholders’ equity and long-term debt. In addition to the cash flows generated by operations, the Company relies on existing cash resources, debt and equity financing to operate its business.
As of December 31, 2016, the Company’s liquidity was substantially comprised of $398 million of cash and cash equivalents and $60 million under an undrawn revolving credit facility.
The Company incurred a loss from operations for the year ended December 31, 2016 of $1.3 billion, and had a shareholders’ deficiency of $378 million. Cash flows from operating activities was $408 million in 2016, which is expected to decline in 2017 due a number of factors including competitive pressures in the Concordia North America segment.
Since inception, the Company has expanded significantly through acquisitions to become an international pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of long-term debt. The Company’s long-term debt arrangements (refer to the "Lending Arrangements and Debt" section of this MD&A), are not currently subject to financial maintenance covenants. The Company currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants. Principal payments of approximately $34 million are due in October 2017 on the maturity of the equity bridge loan and a total of approximately $43 million of mandatory term loan facilities payments are due in 2017 through the required quarterly principal payments. No other principal payments are required through to maturity on the Company's extended bridge facility, unsecured notes and secured notes. The long term debt arrangements reach maturity during the period commencing October 21, 2021 for the term loan facilities through to April 21, 2023 for the extended bridge facility and three senior notes.
In October 2016, the Company determined it was important to improve its liquidity position to provide more capital to support its business and to increase its cash reserves. Accordingly, the Company issued $350 million of Secured Notes on October 13, 2016. These cash resources provided the Company with additional liquidity as it deals with some of the challenges posed by the decline in its operating performance, high leverage, foreign exchange risks and business environment challenges in both the North American and international markets. Funds from ongoing operations, cash on hand and a portion of the proceeds from the Secured Notes offering were used to fund cash earn-out payments of approximately $206.5 million (GBP 144 million) to the Vendors of Amdipharm Mercury Limited, whereby one half of the earn-out was settled in December 2016 and the other half was paid in February 2017 along with accrued interest.
Given the declining performance of the Concordia North America segment, and related product impairments which contributed to the net loss from operations in the year ended December 31, 2016, the Company now has significantly greater reliance on the Concordia International segment’s cash flows to fund its long-term debt interest and principal payments which exposes the Company to significant currency risk. The majority of the Company’s long-term debt of approximately $3.7 billion is denominated in US dollars other than the GBP term loan, which as at December 31, 2016 had an outstanding balance of £495 million. To mitigate the risk of GBP/USD fluctuations, the Company entered into cross currency swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP which will be used to fund certain interest and principal payments denominated in USD. These cross currency swaps have terms through to 2022 and 2023 and fix certain interest and principal payments over their term.
Management has evaluated whether material uncertainties exist impacting the business and has considered the following factors:

(a)
The Company’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016, however, the Company believes it will continue to generate positive cash flow from operations, which, when combined with its estimated cash and cash equivalents, the Company believes will provide liquidity that is in excess of required interest and principal payments due on its long-term debt for at least, but not limited to, the next twelve months. If the Company is able to achieve its operating budget for 2017, and after considering total purchase consideration payments of $105 million in February 2017, expected principal repayments of approximately $77 million in 2017 and considering interest payment obligations, the Company believes that its cash resources should exceed an estimated $200 million as at December 31, 2017. Furthermore, this estimated cash balance is exclusive of the up to $60 million of cash currently available to the Company under the revolving credit facility before the Company is subject to financial maintenance covenants.

(b)
The Company’s business faces certain significant risks and uncertainties, which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures referred to above and in Note 20, the Company continues to monitor the Bill for impacts to the business and has certain ongoing investigations being conducted by the UK Competition and Markets Authority (CMA), the outcome of which may impact pricing practices in its International segment, as well as impose penalties on the Company. The Company is also incurring legal costs to defend the class action proceedings which were commenced against the Company (refer to the "Contingencies" section of this MD&A). While the outcome of both of these legal actions are unknown at this time, Management recognizes that it imposes certain risks and uncertainties on the Company’s operations and cash flows, which may, in turn, impact its

Concordia Management's Discussion and Analysis	Page 22

operating budget in 2017 and beyond. The Company believes that as at December 31, 2016, these developments are not expected to result in a material uncertainty with respect to its cash requirements for at least, but not limited to, the next 12 months.

(c)
If the Company does not generate sufficient cash to service its long-term debt obligations, it may be required to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms. The Company’s first significant debt maturities are not due until October 2021. Notwithstanding the above factors, the Company is highly levered at the present time, and cannot currently provide any assurance with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Company believes it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements based on current market conditions, but that a reduction of its long-term debt may be necessary prior to October 2021. However, the need to refinance or restructure the Company's debt at some point in the future does not constitute a material uncertainty at this time.

As at December 31, 2016, the Company has a net leverage ratio of 7.1x, calculated on the basis of total long term principal outstanding of $3.7 billion less cash and cash equivalents $397,917 (refer to the "Lending Arrangements and Debt" section of this MD&A) to 2016 Adjusted EBITDA of $468,144 (refer to the “Non-IFRS Financial Measures” section of this MD&A).
Sources and Uses of Cash

For the years ended (in $000’s)	Dec 31, 2016	Dec 31, 2015
Cash from Operating Activities	408,290	122,005
Cash used in Investing Activities	(31,592)	(3,799,208)
Cash (used in) from Financing Activities	(94,765)	3,799,310
Total	281,933	122,107
The Company's business continues to generate cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities. The Company intends to use cash on hand and cash flows generated from operating activities in order to make mandatory loan amortization principal repayments and equity bridge debt repayments in the next twelve months, and to service long-term debt interest payments and other obligations as they become due, over at least the next twelve months as described in the "Lending Arrangements and Debt" section of this MD&A.
Cash used in investing activities represents primarily cash used for the Products Acquisition completed during the second quarter of 2016 and capital asset additions within the Concordia International segment.
Cash used in financing activities is comprised of $334,787 net cash received from the Secured Notes offering completed in October 2016, $251,734 of interest payments during the year, $143,170 for payments of contingent consideration, $18,193 of long term debt principal repayments, a $5,062 payment of deferred financing fees incurred as part of financing the Concordia International Acquisition and dividend payments in the aggregate of $11,477 representing a total $0.15 per common share distribution.
Cash and Capital Management
As discussed in the preceding section, at the present time, the Company believes that cash and cash equivalents as at December 31, 2016, along with positive cash flows from operations and availability of certain amounts of its undrawn revolving credit facility, will be sufficient to meet current liquidity needs over at least the next twelve months.
As at December 31, 2016, the Company held cash of $91,937 and cash equivalents of $305,980 subject to compliance with certain incurrence covenants under the Company's debt agreements, the Company currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception, Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
During 2016 the Company generated net cash of $281,933. Excluding the impact of the net cash received as part of the Secured Notes offering, and the contingent consideration paid during the year associated with previous business acquisitions, the Company generated $99,415 of cash after making all contractual interest and principal repayments on its long-term debt and after satisfying its purchase

Concordia Management's Discussion and Analysis	Page 23

consideration obligations. During 2017, the principal repayments on debt will increase by approximately $58,299 which includes a repayment of $33,611 associated with the Company's two year equity bridge loan.
In managing the Company’s capital, Management estimates future cash requirements by preparing financial forecasts for review and approval by the Board. The financial forecasts are reviewed and updated periodically and establish approved activities for the next twelve months and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board.
The Company is currently not subject to the financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the “Credit Agreement”). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30 per cent of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Credit Agreement do not apply at this time. Notwithstanding the aforementioned the Company is required to comply with customary non-financial covenants and each agreement that governs the Company’s debt contains cross default provisions in the event of non-compliance.

Concordia Management's Discussion and Analysis	Page 24

Lending Arrangements and Debt

(in $000’s)	Dec 31, 2016	Dec 31, 2015
Term Loan
- USD term loan	1,089,000	1,100,000
- GBP term loan	609,099	737,258
- Revolver	—	—
Bridge Facilities	134,444	135,000
9.5% Senior Notes	790,000	790,000
7% Senior Notes	735,000	735,000
9% Secured Notes	350,000	—
Total principle balance outstanding	3,707,543	3,497,258
On October 13, 2016, the Company closed the Secured Notes offering, issued pursuant to a note indenture between the Company, certain of its subsidiaries and U.S. Bank National Association. Pursuant to the terms and provisions of a note purchase agreement by and among the Company, certain of its subsidiaries and certain underwriters, the Secured Notes were priced at 100% of their face amount and bear interest at a rate of 9%, payable on April 1st and October 1st of each year, beginning on April 1, 2017 and will mature on April 1, 2022. Prior to October 1, 2019, the Company may redeem up to 35% of the Secured Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to October 1, 2019, the Company may also redeem the Secured Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after October 1, 2019, the Company may redeem the Secured Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Company may be required to repurchase some or all of the Secured Notes. The Secured Notes are guaranteed, jointly and severally, on a senior secured basis by certain of the Company's existing and future direct and indirect subsidiaries (the "Guarantors"). The Secured Notes and the guarantees are secured, subject to permitted liens, by the same first priority liens that secure the Guarantors’ obligations under the Company's Credit Agreement, and rank senior in right of payment to all of the Company's subordinated indebtedness, as well as the subordinated indebtedness of the Guarantors, and equal in right of payment with all of the Company's and the Guarantors’ existing and future senior indebtedness, including indebtedness under the Company's Credit Agreement. The Secured Notes and the guarantees are effectively pari passu with the Company's and the Guarantors’ existing and future indebtedness secured by a first priority lien on the collateral, including the Company's Credit Agreement, and senior to all of the Company's and the Guarantors’ existing and future unsecured indebtedness and secured indebtedness that is not secured by a lien on the collateral securing the Secured Notes or that is secured by junior liens, in each case to the extent of the value of the collateral securing the Secured Notes. The Secured Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of the Company's subsidiaries that do not guarantee the Secured Notes.
As at December 31, 2016, approximately 53% of the Company’s debt had a maturity date beyond 5 years assuming an estimate of the minimum required annual excess cash flow sweep.
As at December 31, 2016, approximately 84% of total long term debt is denominated in USD (December 31, 2015 - 79%) and 16% denominated in GBP (December 31, 2015 - 21%). After including the impact of the August Swap Agreement and November Swap Agreement, the effective amount of long term debt denominated in USD is 63% and in GBP is 37%.
During the year ended December 31, 2016 the Company's free cash flow was used to make $18,193 of principal repayments and pay $251,734 of cash interest expense incurred during 2016. As a result of the Company's combined positive cash flows from operations, and the Company's overall financial capacity, the Company believes it will have the ability to service its long term debt obligations over the next twelve months.
Details of the lending arrangements are further disclosed in the notes to the consolidated financial statements for the year ended December 31, 2016.

Concordia Management's Discussion and Analysis	Page 25

The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on cross currency swaps and purchase consideration on an undiscounted basis:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	10,720	10,720	55,052	42,881	1,612,335	1,975,835	3,707,543
Interest on long-term debt	26,623	104,337	140,466	261,298	744,511	181,220	1,458,455
Derivative financial instruments(2)	—	(2,056)	1,707	7,019	150	—	6,820
Purchase consideration	105,072	—	503	2,503	6,295	7,377	121,750
Total	142,415	113,001	197,728	313,701	2,363,291	2,164,432	5,294,568

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in Note 14 (a) of the consolidated financial statements for the year ended December 31, 2016).

(2)	Derivative financial instruments reflects the interest income, interest expense and notional amounts payable to and receivable from the counterparty under the applicable swap agreements.
Included in purchase consideration due within less than three months in the table above is the second half of the £144 million earn-out payable to the Vendors of Concordia International. The Company serviced payment of this obligation through cash on hand. The six months to one year classification of long term debt includes $33,611 related to the two year equity bridge loan due in the fourth quarter of 2017 and therefore presented as a current liability.
Included within derivative financial instruments is the interest obligation offset with interest income and the settlement of the notional amounts on the August Swap Agreement and November Swap Agreement.

Concordia Management's Discussion and Analysis	Page 26

Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company had the following commitments under operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases:

$
2017	4,148
2018	3,969
2019	3,413
2020	1,242
2021	638
Thereafter	296
Total	13,706
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the terms of the Covis Acquisition purchase agreement the Company guaranteed the purchaser's obligations under the purchase agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions.  The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
Off Balance Sheet Arrangements
Other than the contractual obligations under operating leases described in the "Contractual Obligations" section of this MD&A, the Company has not engaged in any off balance sheet arrangements.
Purchase Consideration

As at	Dec 31, 2016	Dec 31, 2015
Due to former owners of Concordia International	88,000	199,661
Concordia International purchase consideration	15,383	63,353
Orphan Drugs purchase consideration	8,161	29,928
Total	111,544	292,942
The purchase consideration due to the Vendors of Concordia International was part of the consideration paid for the acquisition of Concordia International. The Company agreed to pay to the Vendors a maximum cash earn-out of £144 million (with a fair value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount accrued interest from the date of deferral on a daily basis at a rate of 8% per annum. On December 19, 2016 and February 1, 2017, the Company paid £72 million and approximately £73.5 million, respectively, to the Vendors to satisfy the Company's obligation to make the earn-out payments. For further information regarding the Concordia International Acquisition, refer to Note 5 of the consolidated financial statements for the year ended December 31, 2016.

Concordia Management's Discussion and Analysis	Page 27

The Concordia International purchase consideration as at December 31, 2016 includes additional purchase consideration as a result of the Products Acquisition that was completed during the second quarter of 2016. As part of the consideration paid, the Company was obligated to pay the counter-party to the Products Acquisition a maximum cash earn-out of £7 million if certain performance and supply targets were achieved. This earn-out was paid in full on February 6, 2017.
Prior to the Concordia International Acquisition, the legacy businesses of the Company and the Concordia International segment had certain purchase consideration liabilities associated with prior acquisitions. These arrangements are described in Note 21 of the consolidated financial statements for the year ended December 31, 2016 by each type of arrangement. Management makes estimates and uses key assumptions in arriving at the fair value of purchase consideration at each reporting period and records changes in fair value in the statement of income in the period the changes occur.

Concordia Management's Discussion and Analysis	Page 28

Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $30 during the year ended December 31, 2016 (2015 - $53). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, these employees received a portion of the consideration paid by the Company to the Vendors of the Concordia International segment (including the earn-out consideration paid in December 2016 and February 2017, respectively).
Compensation for directors and key management, consisting of salaries, bonuses, other benefits, severance and director fees for the year ended December 31, 2016 amounted to $7,928 (2015 - $7,549). Share based compensation expense recorded for key management and directors, for the year ended December 31, 2016 amounted to $11,465 (2015 - $8,842).

Concordia Management's Discussion and Analysis	Page 29

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute analysis of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
During the year, the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued non-IFRS measures as these expenses did not exist in previous periods for the Company.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

For the years ended (in $000’s)	Dec 31, 2016	Dec 31, 2015
Gross profit per financial statements	594,957	299,930
Add back: Fair value adjustment to acquired inventory	21,412	33,932
Adjusted Gross profit	616,369	333,862
EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 30

For the years and quarters ended (in $000’s)	Q4-2016	Q4-2015	Dec 31, 2016	Dec 31, 2015
Net (loss) from continuing operations	(663,761)	(31,455)	(1,314,093)	(29,425)

Interest and accretion	90,793	64,295	299,741	128,142
Interest income	(16,628)	(311)	(21,671)	(311)
Income taxes	(22,061)	(24,444)	(33,852)	(22,011)
Depreciation	512	372	1,939	477
Amortization of intangible assets	41,148	41,630	182,819	75,810
EBITDA	(569,997)	50,087	(885,117)	152,682
Impairments	562,105	—	1,132,243	—
Fair value adjustment to acquired inventory	394	33,932	21,412	33,932
Acquisition related, restructuring and other	20,309	37,560	35,968	57,207
Share-based compensation	3,438	5,967	30,753	16,198
Fair value changes of purchase consideration and derivatives	(20,599)	(1,343)	(6,309)	561
Foreign exchange loss (gain)	1,403	(6,233)	(3,626)	4,056
Unrealized foreign exchange loss	82,672	—	128,574	—
Legal settlements and related legal costs	783	—	14,246	—
Exchange listing expenses	—	151	—	1,051
Adjusted EBITDA	80,508	120,121	468,144	265,687

Concordia Management's Discussion and Analysis	Page 31

Adjusted Net Income and EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

In $000’s, except per share amounts	FY 2016	Q4-2016	Q3-2016	Q2-2016	Q1-2016	FY 2015	Q4-2015	Q3-2015	Q2-2015	Q1-2015

Weighted average number of fully diluted shares (1)	51,798,382	51,623,190	51,862,590	52,081,161	51,762,381	37,457,561	49,752,148	35,248,353	33,950,472	30,584,951
Net income (loss), continuing operations	(1,314,093)	(663,761)	(75,147)	(570,384)	(4,801)	(29,425)	(31,455)	1,496	(3,252)	3,786
Adjustments
Fair value adjustment to acquired inventory	21,412	394	1,506	869	18,643	33,932	33,932	—	—	—
Share-based compensation	30,753	3,438	10,069	8,889	8,357	16,198	5,917	5,264	4,120	897
Exchange listing costs	—	—	—	—	—	1,051	151	326	574	—
Acquisition, restructuring and other	35,968	20,309	4,251	7,860	3,548	57,207	37,560	6,691	10,102	2,854
Depreciation	1,939	512	528	469	430	477	372	33	30	42
Amortization of intangible assets	182,819	41,148	42,715	52,361	46,595	75,810	41,630	14,260	14,885	5,035
Impairments	1,132,243	562,105	3,062	567,076	—	—	—	—	—	—
Foreign exchange losses (gains)	124,948	84,075	55,666	(7,816)	(6,977)	4,056	(6,233)	5,445	7,802	(2,958)
Fair value changes of purchase consideration and derivatives	(6,309)	(20,599)	(323)	6,288	8,325	561	(1,343)	287	984	633
Interest accretion	30,064	7,453	7,348	7,692	7,571	34,409	9,802	16,251	2,541	5,815
Legal settlement and related legal cost (3)	14,246	783	—	13,463	—	—	—	—	—	—
Tax adjustments (2)	(69,819)	(29,125)	(14,047)	(15,052)	(11,595)	(30,341)	(28,877)	(1,885)	(39)	460
Adjusted net income, continuing operations	184,171	6,732	35,628	71,715	70,096	163,935	61,456	48,168	37,747	16,564
Adjusted EPS diluted, continuing operations	3.56	0.13	0.69	1.38	1.35	4.38	1.24	1.37	1.11	0.54
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) Weighted average number of fully diluted share calculation for the fourth quarter of 2015 includes 8,000,000 common shares of Concordia issued on September 30, 2015, pursuant to a prospectus offering and in connection with the Concordia International Acquisition. Net income from Concordia International has been included since the date of acquisition on October 21, 2015. The impact to adjusted EPS if the offering had occurred on October 21, 2015, the Closing Date, would be an additional $0.05 cents per common share for the fourth quarter of 2015.
(2) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(3) Represents legal settlements of $13.2 million discussed in the "Litigation and Arbitration" section of this MD&A and $1.0 million of related legal representation costs.

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Critical Accounting Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; determining the fair value of share-based payments and the income tax expense and the ability to realize deferred income tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is an estimate used in the recognition of revenue. The Concordia North America segment sells mainly in the United States whereby these sales are directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when actual chargebacks differ from estimated provision amounts.
Returns
The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns by using historical experience and other factors, in order to determine Management’s best estimate of potential future returns. Concordia continually monitors provisions for returns and makes adjustments when actual product returns differ from established reserves.
Rebates
The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Share-based compensation
IFRS 2 requires that each installment of options and RSUs be treated as a separate grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation for options is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Share based compensation for RSUs is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on changes in Management’s estimate of the number of RSUs that are expected to vest and changes in the market value of Concordia’s common shares. The Company has also issued certain performance based RSUs subject to market based and Company specific performance vesting conditions. Concordia uses the Black-Scholes option pricing model to price its options and uses Monte Carlo option pricing models to price its performance based RSUs in computing share based compensation, which requires certain assumptions on variables including, but not limited to, the stock price volatility rate for a publicly held corporation and estimates of future earnings. The selection of different option pricing models and

Concordia Management's Discussion and Analysis	Page 33

different assumptions of volatility and future earnings could produce different values for share based compensation, which could impact results.
Impairment of non-financial assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.
Income taxes
The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgements based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
Acquisition-Related Purchase Consideration
Certain acquisitions completed by Concordia, or its subsidiaries, include purchase consideration that may be paid based on the occurrence of certain future events, such as sales performance and the achievement of certain future developments, regulatory, supply and sales milestones.
Acquisition-related purchase consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related purchase consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.
Fair Value of Derivative Financial Instruments
The Company’s cross currency swaps dated August 17, 2016 and November 3, 2016 are carried at fair value at each reporting date. As observable prices are not available, fair values are determined using valuation techniques that refer to observable data. The critical estimates involved in calculating the fair value are USD forward rates relative to GBP, credit spreads and credit default rates.
Going Concern
The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, (refer to "Liquidity and Capital Resources" section of this MD&A) “Assessment of Liquidity and Management's Plans". Management has determined that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern for at least the next twelve months.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the year ended December 31, 2016 includes current and future significant accounting policies applicable to the Company.

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Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired in the Covis Acquisition on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the year ended December 31, 2016 the royalty expense was $4,522.
Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.
The Company, and certain of its former and current executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017.

The Company and certain of its former and current executive officers are also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. The Company has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.

The Company and certain of its former and current executive officers and certain members of the Board of Directors are subject to a securities class action filed in Quebec, Canada. The statement of claim alleges that the Company made materially false and misleading statements, and failed to disclose material information, from November 12, 2015 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

In all of the above class actions, the Company has retained counsel and intends to vigorously defend itself.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Company intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts.

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As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions what the Company believes is an illegal copy of Donnatal® that has not been approved by the FDA. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlotteville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. The Company continues to pursue the undismissed lawsuit vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed.

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Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at December 31, 2016 and March 15, 2017, the Company had, respectively, 51,089,556 and 51,089,556 common shares issued and outstanding. As at December 31, 2016 and March 15, 2017, there were, respectively, 2,134,685 and 1,934,685 stock options outstanding that entitle the holders thereof to purchase one common share of the Company per stock option held.
As at December 31, 2016 and March 15, 2017, the Company had, respectively, 1,264,162 and 1,224,346 unvested RSUs outstanding. Each RSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.
On March 7, 2017, pursuant to the terms of an employment agreement entered into between the Company and the Company’s Chief Executive Officer, the Board approved an equity grant to the Chief Executive Officer with an aggregate value of $2,500,000, which is expected to be issued in the form of RSUs, stock options and/or other equity incentives (the “Granted Securities”). As this individual was under a blackout period imposed by the Company at the time of the approval of the grant of the Granted Securities and continues to be in a blackout period as at the date of this MD&A, the Granted Securities will not be issued until 24 hours after the expiration of the then imposed blackout period.
On January 24, 2017, the Board approved an aggregate grant of 113,000 RSUs to certain senior managers of Concordia International. As these individuals were under a blackout period imposed by the Company at the time of the approval, and continue to be in a blackout period as at the date of this MD&A, these RSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.
On March 7, 2017, the Board approved an aggregate grant of 4,000 RSUs to an employee of Concordia International. As this individual was under a blackout period imposed by the Company at the time of the approval, and continues to be in a blackout period as at the date of this MD&A, these RSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.
The Company did not issue any Deferred Share Units ("DSUs") under the Company’s Long Term Incentive Plan during the Company's most recently completed financial year. With the advice of independent compensation consultants, on March 7, 2017, the Board approved an aggregate grant of 23,089 DSUs to the non-executive members of the Board in respect of their annual fees and compensation. As these individuals were under a blackout period imposed by the Company at the time of the approval, and continue to be in a blackout period as at the date of this MD&A, these DSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.

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Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting and disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)). Internal control is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial conditions, results of operations and cash flows of the Company for the periods presented in the Company's MD&A. The Company's disclosure controls and procedures framework included processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosures.
Together, the internal control over financial reporting and disclosure controls and procedure frameworks provide internal control over financial reporting and disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Further, the effectiveness of disclosure controls and internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or proceedings may change.
Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the design and operations of the Company’s internal control over financial reporting as at December 31, 2016 was conducted based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2016.
The Company's management report on internal control over financial reporting and the integrated audit report of the Company’s auditors for the year ended December 31, 2016 will be included in the Company's year end 2016 consolidated financial statements and its 2016 Form 40-F on file with the US SEC and Canadian provincial securities regulatory authorities.
There were no changes in the Company’s internal control over financial reporting which occurred during the three months ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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